DFA Investment Dimensions Group Inc.
6300 Bee Cave Road
Building One
Austin, Texas  78746

DFA Securities LLC
1299 Ocean Avenue
Santa Monica, California  90401

November 1, 2010

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza–Room 5422
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Ms. Linda Sterling

Re:	DFA Investment Dimensions Group Inc.
File Nos. 2-73948 and 811-3258

Dear Ms. Sterling:

Pursuant to the requirements of Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), the undersigned, being the President of DFA Investment Dimensions Group Inc. (the “Registrant”) and the President of the principal underwriter for the Registrant, DFA Securities LLC, respectfully request that the effectiveness of Post-Effective Amendment Nos. 121/122 to the Registrant’s Registration Statement on Form N-1A be accelerated to Tuesday, November 2, 2010.  Post-Effective Amendment Nos. 121/122 was filed with the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a)(2) under the 1933 Act via the EDGAR system on August 27, 2010, and is scheduled to become effective on November 10, 2010.

In connection with this request for acceleration, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Registrant’s filing;  (ii) should the Commission or the staff, acting pursuant to the delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

                    /s/ David G. Booth
                David G. Booth
President
DFA Investment Dimensions Group Inc.

                                                                                                                                                /s/ David G. Booth
                                                                David G. Booth
                                                        President
                                                        DFA Securities LLC

cc:           Jana L. Cresswell, Esquire